UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31274 / October 2, 2014

_____

In the Matter of   :
                                                                    :
MONROE CAPITAL CORPORATION   :
MONROE CAPITAL BDC ADVISORS, LLC   :
MCC SBIC GP, LLC   :
MONROE CAPITAL CORPORATION SBIC, LP   :
                                                                    :
311 South Wacker Drive   :
Suite 6400   :
Chicago, Illinois 60606   :
                                                                    :
(812-14242)   :
                                                                    :
_____

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940

Monroe Capital Corporation ("Company"), Monroe Capital BDC Advisors, LLC, MCC SBIC GP, LLC, and Monroe Capital Corporation SBIC, LP filed an application on November 21, 2013 and an amendment to the application on May 23, 2014, requesting an order under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from sections 18(a) and 61(a) of the Act. The order would permit the Company to adhere to a modified asset coverage requirement.

On August 28, 2014, a notice of the filing of the application was issued (Investment Company Act Release No. 31235). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the exemption from sections 18(a) and 61(a), requested by Monroe Capital Corporation, et al. (File No. 812-14242), is granted, effective immediately, subject to the condition contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Brent J. Fields
Secretary